N E W S R E L E A S E

May 15, 2012

Nevsun Declares Semi-Annual Dividend of US$0.05 Per Share

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT: NSU) is pleased to advise that its Board of Directors has declared a semi-annual cash dividend of US$0.05 per common share (US$0.10 per common share annually).  The dividend is payable on July 16, 2012 to shareholders of record as of the close of business on June 30, 2012. This is the third dividend payment under the Company’s progressive dividend policy.  The Company first established a dividend policy in May 2011, soon after achieving commercial production from its Bisha mining operation in Eritrea.

"The dividend policy confirms our focus on generating cash flow from operations.  Nevsun has a strong balance sheet and is uniquely positioned to grow and provide a long-term dividend return to shareholders”, said Cliff Davis, CEO.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

About Nevsun

Nevsun is a Canadian-based mining company with gold production and base metals development in its high grade, low cost Bisha mine in Eritrea. It continues to evaluate gold and base metal growth opportunities in Africa and the Americas.

Forward Looking Statements: The above contains forward-looking statements regarding future cash flow, the growth potential of the company and future dividend payments. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com